UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No.  5)*

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13(d)-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13(d)-2(a)

DSL.net, Inc.

(Name of Issuer)

Common Stock, par value $0.0005 per share

(Title of Class of Securities)

262506 10 8

(CUSIP Number)

Rodi Guidero VantagePoint Venture Partners 1001 Bayhill Drive, Suite 300 San Bruno, California 94006 (650) 866-3100	Ellen B. Corenswet Covington & Burling 1330 Avenue of the Americas, 2nd Floor New York, NY 10019 (212) 841-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 22, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 262506 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VantagePoint Venture Partners III(Q), L.P.

2.	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO*

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 83,911,224**

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 83,911,224**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 83,911,224**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.33%

14.	Type of Reporting Person* (See Instructions) PN

*      See Item 3 of this Schedule 13D/A for a description of the consideration paid by the Reporting Person with respect to certain of the shares beneficially owned by the Reporting Person.

**   Includes (a) 47,849,191 shares of Common Stock, which reflects (i) the receipt of 41,587,777 shares of Common Stock upon the conversion of 7,485.8 shares of Series X Preferred Stock, and (ii) the receipt of 6,261,414 shares of Common Stock in lieu of the payment of accrued dividends payable on such Series X Preferred Stock, (b) 1,901,280 shares of Common Stock as described in the Schedule 13D/A filed on May 5, 2004, and (c) warrants that may be exercised within the next 60 days to purchase 34,160,753 shares of Common Stock as described in the Schedule 13D/A filed on May 5, 2004.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VantagePoint Venture Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO*

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,359,280**

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,359,280**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,359,280**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.36%

14.	Type of Reporting Person* (See Instructions) PN

*              See Item 3 of this Schedule 13D/A for a description of the consideration paid by an affiliate of the Reporting Person with respect to certain of the shares beneficially owned by the Reporting Person.

**           Includes (a) 5,843,560 shares of Common Stock, which reflects (i) the receipt of 5,078,888 shares of Common Stock upon the conversion of 914.2 shares of Series X Preferred Stock, and (ii) the receipt of 764,672 shares of Common Stock in lieu of the payment of accrued dividends payable on such Series X Preferred Stock, (b) 353,557 shares of Common Stock as described in the Schedule 13D/A filed on May 5, 2004, and (c) warrants that may be exercised within the next 60 days to purchase 4,162,163 shares of Common Stock as described in the Schedule 13D/A filed on May 5, 2004.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VantagePoint Communications Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO*

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 26,124,293**

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 26,124,293**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,124,293**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.83%

14.	Type of Reporting Person* (See Instructions) PN

*              See Item 3 of this Schedule 13D/A for a description of the consideration paid by an affiliate of the Reporting Person with respect to certain of the shares beneficially owned by the Reporting Person.

**           Includes (a) 17,897,583 shares of Common Stock, which reflects (i) the receipt of 15,555,555 shares of Common Stock upon the conversion of 2,800 shares of Series X Preferred Stock, and (ii) the receipt of 2,342,028 shares of Common Stock in lieu of the payment of accrued dividends payable on such Series X Preferred Stock, (b) 724,884 shares of Common Stock as described in the Schedule 13D/A filed on May 5, 2004, and (c) warrants that may be exercised within the next 60 days to purchase 7,501,826 shares of Common Stock as described in the Schedule 13D/A filed on May 5, 2004.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VantagePoint Venture Partners 1996, L.P.

2.	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO*

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 25,862,995**

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 25,862,995**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,862,995**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.73%

14.	Type of Reporting Person* (See Instructions) PN

*              See Item 3 of this Schedule 13D/A for a description of the consideration paid by an affiliate of the Reporting Person with respect to certain of the shares beneficially owned by the Reporting Person.

**           Includes (a) 17,897,583 shares of Common Stock, which reflects (i) the receipt of 15,555,555 shares of Common Stock upon the conversion of 2,800 shares of Series X Preferred Stock, and (ii) the receipt of 2,342,028 shares of Common Stock in lieu of the payment of accrued dividends payable on such Series X Preferred Stock, (b) 463,586 shares of Common Stock as described in the Schedule 13D/A filed on May 5, 2004, and (c) warrants that may be exercised within the next 60 days to purchase 7,501,826 shares of Common Stock as described in the Schedule 13D/A filed on May 5, 2004

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VantagePoint Associates, L.L.C.

2.	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO*

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 26,001,807(**)(***)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 26,001,807(**)(***)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,001,807(**)(***)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.78%

14.	Type of Reporting Person* (See Instructions) OO

*              See Item 3 of this Schedule 13D/A for a description of the consideration paid by an affiliate of the Reporting Person with respect to certain of the shares beneficially owned by the Reporting Person.

**           Includes (a) 602,398 shares of Common Stock as described in the Schedule 13D/A filed on May 5, 2004, (b) 17,897,583 shares of Common Stock through VantagePoint Venture Partners 1996, L.P. as described in this Schedule 13D/A, and (c) warrants through VantagePoint Venture Partners 1996 L.P. that may be exercised within the next 60 days to purchase 7,501,826 shares of Common Stock as described in the Schedule 13D/A filed on May 5, 2004.

***         Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the securities reflected herein and declares that this Statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VantagePoint Communications Associates, LLC

2.	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO*

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 26,124,293(**)(***)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 26,124,293(**)(***)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,124,293(**)(***)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.83%

14.	Type of Reporting Person* (See Instructions) OO

*              See Item 3 of this Schedule 13D/A for a description of the consideration paid by an affiliate of the Reporting Person with respect to certain of the shares beneficially owned by the Reporting Person.

**           Includes (a) 18,622,467 shares of Common Stock through VantagePoint Communications Partners, L.P., as described in this Schedule 13D/A and (b) warrants through VantagePoint Communications Partners, L.P. that may be exercised within the next 60 days to purchase 7,501,826 shares of Common Stock as described in the Schedule 13D/A filed on May 5, 2004.

***         Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the securities reflected herein and declares that this Statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VantagePoint Venture Associates III, LLC

2.	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO*

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 94,270,504 (**)(***)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 94,270,504 (**)(***)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 94,270,504 (**)(***)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 34.67%

14.	Type of Reporting Person* (See Instructions) OO

*              See Item 3 of this Schedule 13D/A for a description of the consideration paid by an affiliate of the Reporting Person with respect to certain of the shares beneficially owned by the Reporting Person.

**           Includes (a) 55,947,588 shares of Common Stock through VantagePoint Venture Partners III (Q) L.P. and VantagePoint Venture Partners III, L.P., as provided in this Schedule 13D/A, and (b) warrants through VantagePoint Venture Partners III (Q) L.P. and VantagePoint Venture Partners III, L.P. that may be exercised within the next 60 days to purchase 38,322,916 shares of Common Stock as provided in the Schedule 13D/A filed on May 5, 2004.

***         Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the securities reflected herein and declares that this Statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James D. Marver

2.	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO*

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 720,700(**)

	8.	Shared Voting Power 145,996,494 (***)(****)

	9.	Sole Dispositive Power 720,700**

	10.	Shared Dispositive Power 145,996,494 (***)(****)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 146,717,194 (****)(*****)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 51.13%

14.	Type of Reporting Person* (See Instructions) IN

*              See Item 3 of this Schedule 13D/A for a description of the consideration paid by an affiliate of the Reporting Person with respect to certain of the shares beneficially owned by the Reporting Person.

**           Includes options that may be exercised within the next 60 days to purchase 274,999 shares of Common Stock.

***         Includes (a) 92,669,926 shares of Common Stock, (b) warrants that may be exercised within the next 60 days to purchase 53,326,568 shares of Common Stock (as described in the Schedule 13D/A filed on May 5, 2004).

****       Except for 727,700 shares of Common Stock held by or subject to options held by the Reporting Person, pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the securities reflected herein and declares that this Statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

*****    Includes (a) 93,115,627 shares of Common Stock, (b) options that may be exercised within the next 60 days to purchase 274,999 shares of Common Stock, (c) warrants that may be exercised within the next 60 days to purchase 53,326,568 shares of Common Stock.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Alan E. Salzman

2.	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO*

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 295,052

	8.	Shared Voting Power 145,996,494 (**)(****)

	9.	Sole Dispositive Power 295,052

	10.	Shared Dispositive Power 145,996,494 (***)(****)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 146,291,546 (***)(****)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 50.98%

14.	Type of Reporting Person* (See Instructions) IN

*              See Item 3 of this Schedule 13D/A for a description of the consideration paid by an affiliate of the Reporting Person with respect to certain of the shares beneficially owned by the Reporting Person.

**           Includes (a) 92,669,926 shares of Common Stock, (b) warrants that may be exercised within the next 60 days to purchase 53,326,568 shares of Common Stock (as described in the Schedule 13D/A filed on May 5, 2004).

***         Includes (a) 92,964,978 shares of Common Stock, (b) warrants that may be exercised within the next 60 days to purchase 53,326,568 shares of Common Stock (as described in the Schedule 13D/A filed on May 5, 2004).

****       Except for 295,052 shares of Common Stock held by the Reporting Person, pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the securities reflected herein and declares that this Statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

Item 1.	Security and Issuer

This Amended Statement on Schedule 13D/A (the “Amendment”) relates to common stock, par value $0.0005 per share (the “Common Stock”), of DSL.net, Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 545 Long Wharf Drive, 5th Floor, New Haven, Connecticut 06511.

Item 2.	Identity and Background
(a), (b), (c) and (f).

This Amendment is filed by (1) VantagePoint Venture Partners 1996, L.P. (“VPVP 1996 LP”), (2) VantagePoint Communications Partners, L.P. (“VP Communications LP”), (3) VantagePoint Venture Partners III(Q), L.P. (“VPVP Q LP”), (4) VantagePoint Venture Partners III, L.P. (“VPVP III LP” and together with VPVP 1996 LP, VP Communications LP, VPVP Q LP, the “VantagePoint LPs”), (5) VantagePoint Associates, LLC (“VP Associates LLC”), (6) VantagePoint Communications Associates, LLC (“VP Communications LLC”), (7) VantagePoint Venture Associates III, LLC (“VPVP Associates III LLC”), (8) James D. Marver and (9) Alan E. Salzman.  Messrs. Marver and Salzman, together with the VantagePoint LPs, VP Associates LLC, VP Communications LLC and VPV Associates III LLC are hereinafter referred to as the “Reporting Persons.”

VPVP 1996 LP is a Delaware limited partnership with VP Associates LLC as its general partner.  VP Communications LP is a Delaware limited partnership with VP Communications LLC as its general partner.  VPVP Q LP and VPVP III LP are Delaware limited partnerships with VPV Associates III LLC as their general partner.  James D. Marver and Alan E. Salzman are managing members of VP Associates LLC, VP Communications LLC and VPV Associates III LLC, all of which are Delaware limited liability companies.  The principal business of the Reporting Persons is to provide early stage venture capital financing and active assistance to information technology companies.  The address of each of the Reporting Persons is 1001 Bayhill Drive, Suite 300, San Bruno, California  94066.  Each of Messrs. Marver and Salzman are citizens of the United States, and serve as managing general partners of the VantagePoint LPs.

(d) and (e).

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
As reported in Item IV below, on July 22, 2004, in a recapitalization of the Company’s Series X Redeemable Convertible Preferred Stock (the “Recap”) the VantagePoint LPs agreed to convert all of their respective Series X Redeemable Convertible Preferred Stock (“Series X Preferred”) into an aggregate of 77,777,775 shares of Common Stock, and in consideration of the issuance of 11,701,142 shares of Common Stock in lieu of the dividend that would have otherwise been payable to the VantagePoint LPs with respect to such conversion, 14,000 shares of Series Z Preferred Stock (“Series Z Preferred”).

Item 4.	Purpose of Transaction

Series X Convertible Preferred Stock Transaction.  Pursuant to the Series X Convertible Preferred Stock Purchase Agreement, dated November 14, 2001 (the “Series X Purchase Agreement,” which was filed as Exhibit B to the Schedule 13D filed by the Reporting Persons with the SEC on November 26, 2001), by and among the Company and the VantagePoint LPs, the VantagePoint LPs agreed to purchase an aggregate of 6,000 shares of Series X Preferred Stock at an initial closing, and up to an aggregate of an additional 14,000 shares of Series X Preferred from the Company at subsequent closings as described in the Purchase Agreement, for a purchase price of $1,000 per share.  Upon issuance, the 6,000 shares of Series X Preferred purchased at the initial closing, which occurred on November 14, 2001, were convertible into an aggregate of 33,333,333 shares of Common Stock, the 4,000 shares of Series X Preferred purchased at the second closing, which occurred on December 12, 2001, were convertible into 22,222,222 shares of Common Stock and the 10,000 shares of Series X Preferred purchased at the third closing, which occurred on March 1, 2002, were convertible into 55,555,555 shares of Common Stock, for a total number of shares issuable under the Purchase Agreement of 111,111,111.

On January 21, 2004, the VantagePoint LPs converted an aggregate of 6,000 shares of Series X Preferred Stock into an aggregate of 33,333,334 shares of Common Stock.  Upon conversion, the VantagePoint Funds received 2,316,831 shares of Common Stock in payment of accrued dividends payable on such Preferred Stock.  Such dividends accrued on the Series X Preferred Stock at the rate of $120 per share per annum from the date of issuance and were payable upon conversion in cash or, at the sole option of the Company, in shares of Common Stock measured at the average of the fair market value of the Common Stock over a ten (10) day period ending three days before the date of conversion.

On July 22, 2004, the VantagePoint LPs converted all of their remaining Series X Preferred (14,000 shares) into an aggregate of 77,777,775 shares of Common Stock.  Upon conversion, in lieu of payment of accrued dividends payable on such converted Series X Preferred, the VantagePoint LPs also received an aggregate of 11,710,142 shares of Common Stock, and an aggregate of 14,000 shares of Series Z Preferred.  Dividends accrued on the Series X Preferred Stock at the rate of $120 per share per annum from the date of issuance and were payable upon conversion in cash or, at the sole option of the Company, in shares of Common Stock measured at the average of the fair market value of the Common Stock over a ten (10) day period ending three days before the date of conversion.  The purpose of the Recap was to improve the capital structure of the Company and to facilitate the Company’s listing of its common stock on the American Stock Exchange (“AMEX”).  The Company’s Common Stock began trading on the AMEX on August 4, 2004 under the symbol “BIZ”.

Item 5.	Interest in Securities of the Issuer
(a) and (b).
(i) The information in Items 1 and 7 through 11 on pages 2 through 10 of this Amendment is incorporated by reference in this Amendment.
(ii) Each of the Reporting Persons, other than the VantagePoint LPs, expressly disclaims beneficial ownership of the shares of capital stock of the Company owned by all other Reporting Persons.
(c). None of the Reporting Persons has effected any transactions in the class of securities reported on this Amendment in the last 60 days.
(d) and (e).
Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in this Amendment, none of the Reporting Persons has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division or profits or loss, or the giving or withholding of proxies.

In connection with the Recap, the Amended and Restated Stockholders Agreement was further amended and restated.  The Second Amended and Restated Stockholders Agreements, dated July 22, 2004 (the “Stockholders Agreement”), provides the following:

Governance Provisions.  Pursuant to Section 1.1 of the Stockholders Agreement attached as Exhibit 99.5 to the Form 8-A12B filed by the Company with the Securities and Exchange Commission (“SEC”) on August 3, 2004, the Company’s Board of Directors is fixed at no greater than 9 members (provided that such number may be increased by a resolution of the Board of Director’s to comply with applicable SEC rules and regulations and the rules and regulations of any stock market or exchange in which the Company’s Common Stock is traded), comprised as follows: (1) two designated by the VantagePoint LPs so long as the VantagePoint LPs own at least 39,000,000 shares of Common Stock, (2) the Company’s Chief Executive Officer, (3) one designated by (a) the Designated Warrant Investors (as defined in the Stockholders Agreement) owning a majority of the shares of Common Stock issued or issuable upon exercise of the Investor Warrants (as defined in the Stockholders Agreement) owned by such Designating Warrant Investor so long as the Designating Warrant Investors beneficially own outstanding Notes (as defined in the Stockholders Agreement) with an aggregate principal amount of at least $5,000,000 or at least 26,315,790 shares of Common Stock issued upon exercise of the Investor Warrants (as defined in the Stockholders Agreement) or (b) by Designated Warrant Investors holding at least a majority of the aggregate principal amount owing under the Notes held by the Designated Warrant Investors, and (4) five independent directors nominated by the Company’s nominating committee.
Registration rights remain in place as described in the Schedule 13D/A filed on May 5, 2004.

The description of the Stockholders Agreement in this Amendment is qualified in its entirety by the full text of such agreement, which is attached as Exhibit 99.5 to the Form 8-A12B filed by the Company on August 3, 2004 and is incorporated by reference in this Amendment.

Item 7.	Material to Be Filed as Exhibits
The following documents are filed as exhibits:
A. Agreement of Joint Filing, dated as of November 21, 2001.*
B. Series X Preferred Stock Purchase Agreement, dated November 14, 2001, by and among DSL.net, Inc. and the investors listed on Schedule A thereto.*
C. Reimbursement Agreement, dated as of December 27, 2002, by and among DSL.net, Inc., the guarantors identified on the signature pages thereto and VantagePoint Venture Partners III(Q), L.P. **
D. Form of Warrant issued by DSL.net, Inc. pursuant to the terms of the Reimbursement Agreement. **
E. Guaranty, dated as of December 27, 2002, by VantagePoint Venture Partners III(Q), L.P. in favor of Fleet National Bank. **

F.             Security Agreement, dated as of December 27, 2002, by and among the Company, certain of its subsidiaries and VantagePoint Venture Partners III(Q), L.P., as administrative agent for itself and the other Guarantors which are or may become parties to the Reimbursement Agreement. **

G.            Subsidiary Guaranty, dated as of December 27, 2002, by certain subsidiaries of the Company in favor of VantagePoint Venture Partners III(Q), L.P., as administrative agent for itself and the other Guarantors which are or may become parties to the Reimbursement Agreement. **

H. Note and Warrant Purchase Agreement dated as of July 18, 2003, by and among DSL.net and the investors named therein.***
I. Form of Warrant to Purchase Shares of Common Stock.***
J. Voting Agreement dated as of July 18, 2003, by and between DSL.net, the stockholders named therein and the investors named therein.***

K. Amended and Restated Stockholders Agreement dated as of July 18, 2003, by and among DSL.net, the stockholders named therein and the investors named therein.***
L. Second Amended and Restated Stockholders Agreement dated as of July 22, 2004, by and among DSL.net, the stockholders named therein and the investors named therein.****

*              Previously filed as Exhibit to Schedule 13D filed with the SEC on November 26, 2001.

**           Previously filed as Exhibit to Amendment No. 2 to Schedule 13D files with the SEC on January 13, 2003.

***         Previously filed as Exhibit to Form 8-K filed by the Company on August 4, 2003 and incorporated by reference in this Amendment.

****       Previously filed as Exhibit to Form 8-A12B by the Company on August 3, 2004 and incorporated by reference in this Amendment.

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:	August 31	, 2004

VantagePoint Venture Partners III(Q), L.P.

By: VantagePoint Venture Associates III, L.L.C.
its general partner

			By:	/s/ James D. Marver
James D. Marver,
Managing Member

VantagePoint Venture Partners III, L.P.

By: VantagePoint Venture Associates III, L.L.C.
its general partner

			By:	/s/ James D. Marver
James D. Marver,
Managing Member

VantagePoint Communications Partners, L.P.

By: VantagePoint Communications Associates, L.L.C.
Its general partner

			By:	/s/ James D. Marver
James D. Marver,
Managing Member

VantagePoint Venture Partners 1996, L.P.

By: VantagePoint Associates, L.L.C.
Its general partner

			By:	/s/ James D. Marver
James D. Marver,
Managing Member

VantagePoint Venture Associates III, L.L.C.

By:	/s/ James D. Marver
James D. Marver,
Managing Member

VantagePoint Communications Associates, L.L.C.

By:	/s/ James D. Marver
James D. Marver,
Managing Member

VantagePoint Associates III, L.L.C.

By:	/s/ James D. Marver
James D. Marver,
Managing Member

/s/ James D. Marver
James D. Marver

/s/ Alan E. Salzman
Alan E. Salzman